## Contact

www.linkedin.com/in/kat-howland
(LinkedIn)

## Top Skills

Interpersonal Skills
Project Management
Analytical Skills

# Kat Howland

Co-Founder
Los Angeles, California, United States

## Experience

### Teal Pay Global Inc.

Co-Founder & COO
November 2024 - Present (5 months)

### Creator Economy

Advisor
May 2024 - Present (11 months)

Empowering creators and companies to thrive in the digital world.
With almost two decades in the creator space, I bring expertise in talent management, product innovation, and strategic growth. I help businesses scale by fostering partnerships with top creators, developing monetization strategies, and advising on product positioning. Passionate about aligning platforms with creator needs, promoting co-creation, community, and financial empowerment.

### Iconic Hearts, Inc.

2 years 9 months

Head of Customer Success & Community
May 2022 - April 2024 (2 years)
Los Angeles, California, United States

Pioneered and established the company's inaugural customer support system, leading to the formation of an in-house team dedicated to servicing a portfolio of apps with 50 million active users.
Led the development and implementation of customer success strategies that drove a significant increase in customer satisfaction reviews, resulting in a growth in retention rates.
Implemented a robust customer feedback loop mechanism utilizing CRM platforms, facilitating continuous enhancement of product features and services based on valuable customer insights.
Conducted in-depth analysis of customer data, pinpointed key trends and enhancement opportunities, and generated actionable insights to elevate the overall customer experience.

Head of Trust & Safety

August 2021 - May 2022 (10 months)

Supervised a team of 40 moderators in India to safeguard users from bullying, trafficking, and violence.

Developed and updated safety policies, reducing user-reported violations by 75% in six months.

Proactively identified risks by analyzing data, cutting harassment and hate speech incidents by 50%.

Collaborated with product teams to implement safety features, increasing reporting awareness.

## FameEngine
2 years

### Director of Customer Success
April 2020 - April 2021 (1 year 1 month)
Los Angeles, California, United States

Identified and addressed client needs and pain points proactively, resulting in a 25% reduction in churn and a 50% increase in customer satisfaction scores.

Consistently researched current trends within the marketplace in order to remain knowledgeable about our clients and competitors in the creator economy.

Orchestrated strategic account reviews with executive stakeholders, driving alignment on customer goals and maximizing upsell opportunities which resulted in doubling the number of clients.

### Head of Talent Management
May 2019 - April 2020 (1 year)
Los Angeles, California, United States

Managed a portfolio of 100+ clients, ensuring their successful onboarding, adoption, and ongoing satisfaction.

Directly manage and mentor a diverse team of talent managers, fostering an environment of collaboration and growth, while implementing data-driven performance metrics to enhance team effectiveness and retention.

Develop and nurture relationships with key industry stakeholders, creators, and influencers, ensuring long-term engagement and aligning talent strategy with evolving industry trends and client needs.

## DanceOn
### Senior Talent Manager
January 2017 - April 2019 (2 years 4 months)
Los Angeles, California

Demonstrated unwavering 24/7 commitment to providing immediate support and guidance to internal stakeholders, clients, and talent.

Developed innovative content for TV, digital, and film, serving top-tier clients like Netflix, Universal Music Group, and Disney.

Kept abreast of industry trends, offering strategic insights that improved client retention by 20%. Negotiated vendor contracts, delivering 35% cost savings.

Led strategic planning, managed daily operations, negotiated contracts, and secured employment opportunities for clients.

## Angel Island Capital
### Executive Assistant to CEO
February 2014 - February 2017 (3 years 1 month)

Optimized CEO's travel logistics, orchestrated quarterly board meetings, and streamlined scheduling and communication, ensuring seamless coordination of high-level engagements and personal tasks.

Screened, prioritized, and managed CEO's emails, calls, and meeting requests, safeguarding confidentiality and exercising exceptional discretion in handling sensitive, executive-level matters.

Led end-to-end coordination of executive meetings, conferences, and events; developed comprehensive agendas, managed logistics, and executed post-event follow-ups to guarantee measurable success and stakeholder satisfaction.

Demonstrated agility in managing CEO-assigned special projects, adapting quickly to shifting priorities, and delivering proactive solutions to enhance operational efficiency.

## Merkle
### Office Manager and Executive Assistant to CEO/COO
October 2012 - February 2014 (1 year 5 months)
San Francisco, California, United States

Enhanced time management for CEO by coordinating complex schedules and travel, ensuring all commitments met promptly

Optimized office operations by coordinating supplies inventory, equipment maintenance, and vendor partnerships, resulting in 20% cost savings

Supported CEO by drafting and refining correspondence, presentations, reports, and documents with keen attention to detail

## Bloc Talent Agency Inc.
### Professional Dancer
2005 - June 2012 (7 years)

## Education

University of California, Santa Barbara

Bachelor of Arts (BA)